Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File Nos.: 333-207268; 333-209087

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces successful acquisition of 72.9% of Canadian Oil Sands shares

(All dollar amounts referenced are in Canadian dollars)

Calgary, Alberta (Feb. 5, 2016) – Suncor announced today that approximately 72.9 per cent of Canadian Oil Sands shares (“COS”) equating to 353,307,264 common shares and accompanying rights have been tendered to Suncor’s Offer.

Suncor will take up all tendered shares and those shares will be paid for in accordance with the terms of the Offer, initially made October 5, 2015 and most recently amended January 22, 2016. All shares tendered were held by “Independent Shareholders” as such term is defined by the COS shareholder rights plan dated December 31, 2010 as amended April 30, 2013 (the “COS Rights Plan”).

“We’re pleased with the strong level of support from COS shareholders,” said Steve Williams, president and chief executive officer. “From the outset, we’ve spoken about the excellent value this offer creates for both COS and Suncor shareholders and I’m looking forward to delivering on that commitment.”

In accordance with the “Permitted Bid” requirements of the COS Rights Plan and the terms of the Offer, Suncor has extended its Offer to Monday, February 22, 2016 at 5:00 p.m. MT (7:00 p.m. ET) so that COS shareholders who have not yet tendered their shares can do so. Further extensions beyond February 22, 2016 are not anticipated.

COS shareholders who tendered to the Offer will receive 0.28 of a common share of Suncor for each share, which will be paid in accordance with the terms of the Offer. Based on the closing trading price of Suncor’s common shares on the Toronto Stock Exchange on February 5, 2016, the Offer represents an implied acquisition price of $8.93 per Share.

Shareholders who have tendered their shares by February 22, 2016, provided they continue to hold Suncor common shares on the record date, will be entitled to receive Suncor’s dividend of $0.29 per share on its common shares payable March 25, 2016 to Suncor shareholders of record on March 4, 2016.

Shareholders who do not tender by the new expiry date and whose shares are ultimately exchanged for Suncor common shares will not be entitled to receive this dividend as the completion of the subsequent acquisition transaction is not anticipated to occur until after the dividend record date. As COS has suspended its dividend, holders of Shares who do not tender to Suncor’s Offer will not be entitled to a dividend for the first quarter of 2016 from either COS or Suncor.

Given the number of shares taken up, Suncor will complete a subsequent acquisition transaction to acquire the remaining shares. The timing and details of such transaction will depend on a variety of factors, as described in the amended offer to purchase and take-over bid circular. However, in all cases, in the event that such a transaction is completed, all shares that remain outstanding will be acquired at the same price of 0.28 of a common share of Suncor per Share. Completion of such transaction may require up to 60 days or potentially longer from the expiry of the Offer. As Suncor now exercises control and direction over greater than 66 2⁄3% of the outstanding shares, it is in a position to ensure the successful outcome of any shareholder vote in respect of such a subsequent acquisition transaction.

As a result of Suncor taking up and paying for approximately 72.9% of the issued and outstanding COS common shares today, Suncor is able to ensure that a subsequent acquisition transaction will be completed and Suncor will acquire the remainder of the outstanding COS shares. As a result, Suncor intends for the Offer and the subsequent acquisition transaction to be treated as a reorganization for U.S. federal income tax purposes. If the Offer is so treated, a U.S. resident COS shareholder generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of COS shares for Suncor shares pursuant to the Offer. The determination of whether the exchange pursuant to the Offer or any subsequent acquisition transaction will qualify for such treatment depends on the resolution of complex issues and facts, and there is no assurance that the exchange pursuant to the Offer or any subsequent acquisition transaction will qualify for such treatment. The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations in Section 19 of Suncor’s original Offer and Circular dated October 5, 2015, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular COS shareholder will depend in part on such shareholder’s circumstances. Accordingly, COS shareholders are urged to consult their own U.S. tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax laws.

Full details of the Offer and the related documents are available under the COS profile at www.sedar.com and through Suncor’s website at http://www.suncorofferforcanadianoilsands.com.

D.F. King has been retained as information agent for the Offer. Shareholders may contact D.F. King at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

NOTICE TO U.S. HOLDERS

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares and the acquisition of Suncor’s common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories. Suncor (i) filed an initial registration statement on Form F-80 in respect of the Offer with the SEC on October 5, 2015 and (ii) filed a further registration statement on Form F-80 in respect of the Offer with the SEC on January 22, 2016, which includes documents related to the Offer. This news release is not a substitute for such registration statements or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS ON FORM F-80, AS THEY MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statements on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about the value the offer creates for COS and Suncor shareholders and Suncor delivering on that commitment, expectations regarding further extensions of the bid, entitlements to Suncor’s dividend and the payment thereof, the intended tax treatment of the Offer and subsequent acquisition transaction, and the timing and completion of a subsequent acquisition transaction. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions that Suncor and COS will receive all necessary approvals, certificates and registrations in connection with a potential subsequent acquisition transaction in the timelines and in a manner consistent with Suncor’s current expectations and that industry and regulatory conditions will develop in a manner consistent with Suncor’s expectations and that there will be no material adverse changes to the financial condition and operations of either Suncor or COS prior to the payment by Suncor of its declared dividend.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s Offer documents including its take-over bid circular and all amendments thereto, its fourth quarter report to shareholders dated February 3, 2016, Suncor’s 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such risk factors are incorporated herein by reference.

Copies of these documents are available, and copies of Suncor’s early warning report to be filed in connection with the Offer will be available, without charge from the Corporate Secretary of Suncor Energy Inc. at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov or, in the case of the Offer documents, by referring to the COS profile on SEDAR at sedar.com. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com